TAUNUS CORPORATION
31 West 52nd Street
New York, New York  10019
Linda Assali
Director
Telephone: (615) 835-2901



February 7, 2001
Securities and Exchange Commission
SEC Document Control
450 Fifth
Street,
N.W.
Washington
, DC
20549
Attn:
Filing
Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on Accredo Health
          Inc.
Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of
1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.
Please acknowledge your receipt of the Schedule 13G

filing submission through the EDGAR-Link System

software, by E-Mail confirmation.

                                        Sincerely,

                                        Linda Assali

Enclosures

























                       UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.
20549

                       SCHEDULE 13G

         Under the Securities Exchange
                   Act of 1934
                   (Amendment No. 1)

                    Accredo Health
          Inc.
          ____________________________
          ___________
                      NAME OF ISSUER:
Common Stock (Par Value $ .01)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         00437V104
          _______________________________________
                       CUSIP NUMBER
                      December 31, 2000
          _______________________________________
(Date of Event Which Requires Filing of this
Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               Rule 13d-I(b)
               Rule 13d-I(c)
               Rule 13d-I(d)




1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Taunus Corporation

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)   [ ]


3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF     5. SOLE VOTING POWER
SHARES
BENEFICIALLY  6. SHARED VOTING POWER
OWNED BY
EACH          7. SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH   8. SHARED DISPOSITIVE POWER


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON



10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9)
EXCLUDES CERTAIN SHARES *
                    []

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9




12.TYPE OF REPORTING PERSON

     HC,CO

1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF
              ABOVE PERSONS

    Bankers Trust Company
2.CHECK THE APPROPRIATE BOX IF A MEMBER
          OF A GROUP * (A)  [ ]
          (C)   [ ]
3.SEC USE ONLY
4.CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF     5. SOLE VOTING POWER
SHARES
BENEFICIALLY  6. SHARED VOTING POWER
OWNED BY
EACH          7. SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH   8. SHARED DISPOSITIVE POWER


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON



10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9)
EXCLUDES CERTAIN SHARES *
          []


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


12.TYPE OF REPORTING PERSON

     BK

















Item 1(a).     Name of Issuer:

          Accredo Health Inc. (the Issuer)

Item 1(b).     Address of Issuer's Principal

Executive Offices:

          The address of the Issuer's principal
          executive offices is 1640 Century Center
          Parkway, Suite 101, Memphis, Tennessee,
          38134.


Item 2(a).     Name of Person Filing:

          This statement is filed on behalf of Taunus
          Corporation (Taunus) and Bankers Trust
          Company (BTCo) (Taunus and BTCo together, the Reporting Persons).

Item 2(b).     Address of Principal Business Office
or, if none,
Residence:

    The principal place of  business of Taunus is
      31 West 52nd Street, New York, New York,
          10019.
          The principal place of business of BTCo is 130 Liberty Street, New York, New York,
          10006.

Item 2(c).     Citizenship:

          The citizenship of each of the Reporting
Persons
is set forth on the applicable cover page.

Item 2(d).     Title of Class of Securities:

          The title of the securities is common
stock (the Common Stock).

Item 2(e).     CUSIP Number:

          The CUSIP number of the Common Stock is
set forth on each cover page.

Item 3.  If this statement is filed pursuant to
         Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

         A.    Taunus Corporation:

         (a)        Broker or dealer registered
under section
                15 of the Act;

         (b)        Bank as defined in section
3(a)(6) of the
                Act;

         (c)        Insurance Company as defined in
section
                3(a)(19) of the Act;

         (d)        Investment Company registered
under section
                8 of the Investment Company Act of
1940;

         (e)        An investment adviser in
accordance with Rule
                13d-1 (b)(1)(ii)(E);

         (f)        An employee benefit plan, or
endowment fund in
                accordance with Rule 13d-1
(b)(1)(ii)(F);

         (g)        A parent holding company or
control person in
                accordance with Rule 13d-1
(b)(1)(ii)(G);

         (h)        A savings association as defined
in section
                3(b) of the Federal Deposit Insurance
Act;

         (i)        A church plan that is excluded
from the
                definition of an investment company
                under section 3(c)(14) of the
                Investment Company Act of 1940;

         (j)        Group, in accordance with Rule 13d-
1
                (b)(1)(ii)(J).
          If this statement is filed pursuant to
          Rule 13d-1 (c), check this box.
          B.    Bankers Trust Company:
         (a)        Broker or dealer registered
under section
                15 of the Act;

         (b)        Bank as defined in section
3(a)(6) of the
                Act;

         (c)        Insurance Company as defined in
section
                3(a)(19) of the Act;

         (d)        Investment Company registered
under section
                8 of the Investment Company Act of
1940;

         (e)        An investment adviser in
accordance with Rule
                13d-1 (b)(1)(ii)(E);

         (f)        An employee benefit plan, or
endowment fund in
                accordance with Rule 13d-1
(b)(1)(ii)(F);

         (g)        A parent holding company or
control person in
                accordance with Rule 13d-1
(b)(1)(ii)(G);

         (h)        A savings association as defined
in section
                3(b) of the Federal Deposit Insurance
Act;

         (i)        A church plan that is excluded
from the
                definition of an investment company
                under section 3(c)(14) of the
                Investment Company Act of 1940;

         (j)        Group, in accordance with Rule 13d-
1
                (b)(1)(ii)(J).

          If this statement is filed pursuant to Rule

          13d-1 (c), check this box.



Item 4.   Ownership.

          (a)  Amount beneficially owned:

           (b) Percent of class:

           (c) Number of shares as to which such

person has:

               (i)  sole power to vote or to direct

the vote:

         (ii) shared power to vote or to direct the vote:

               (iii)     sole power to dispose or to direct the

               disposition of: (iv) shared power to dispose or to

               direct the disposition of:

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
          [X].

Item 6.   Ownership of More than Five Percent on
Behalf of
Another Person.

          Not applicable.

Item 7.   Identification and Classification of the
Subsidiary
          Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of
Members of the
Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the

best of my knowledge and belief, the securities

referred to above were acquired and are held in the

ordinary course of business and were not acquired and

are not held for the purpose of or with the effect of

changing or influencing the control of the issuer of

the securities and were not acquired and are not held

in connection with or as a participant in any

transaction having that purpose or effect





















                         SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 7, 2001


                                TAUNUS CORPORATION
                                By:    /s/ James T.
Byrne,
                                   Jr.
                                   Name:   James T.



                                   Byrne, Jr.



                                   Title:



                                   Secretary



































         Consent of Bankers Trust Company




          The undersigned agrees that the Schedule
13G executed by Taunus Corporation to which this statement is attached as an exhibit is filed on behalf of Taunus Corporation and Bankers Trust
Company pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.




Dated:  February 7, 2001


                                BANKERS TRUST
COMPANY



                                By:    /s/ James T.
Byrne,
                                   Jr.
                                   Name:   James T.
                                   Byrne, Jr.
                                   Title:
                                   Secretary